[DECHERT LETTERHEAD]

September 21, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
File Nos. 333-160877 and 811-22320

Dear Sir or Madam:

Transmitted herewith on behalf of Russell Exchange Traded Funds Trust is a definitive proxy statement on Schedule 14A.

No fees are required in connection with this filing. Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon
Mary Beth Rhoden

Russell Exchange Traded Funds Trust

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

September 21, 2012

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
Securities Act File No. 333-160877
Investment Company Act File No. 811-22320

Dear Ms. Browning:

In connection with your recent review of the Preliminary Proxy Statement filed by Russell Exchange Traded Funds Trust (“Trust”) on September 7, 2012, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Preliminary Proxy Statement and the Definitive Proxy Statement filed by the Trust on September 21, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Shelley Harding
Shelley Harding
Assistant Secretary
Russell Exchange Traded Funds Trust

September 21, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Russell Exchange Traded Funds Trust (SEC File Nos. 333-160877 and 811-22320) Schedule 14A Proxy Statement Filed September 7, 2012.

Dear Ms. Browning,

Pursuant to your request, this letter responds to comments you provided to Michelle Peters in a telephonic discussion on September 14, 2012 regarding the Preliminary Proxy Statement (“Proxy Statement”) for Russell Exchange Traded Funds Trust (the “Trust”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission (the “Commission”) as of September 7, 2012. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement unless otherwise indicated.

1.	Comment:	Please file the TANDY representations via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

2.	Comment:	Please present a more fair and balanced narration of Proposal 2, including its potential negative implications. In particular, please explain that the removal of the 60 day notice period will leave shareholders with less time to contest a proposed liquidation.

	Response:	The requested change has been made. There is no ability to contest a liquidation, so the negative implication is simply less notice.

3.	Comment:	Where the Proxy Statement refers to a legal authority (e.g., “within the limits of applicable law” in the “Information About the Proposed Amendment” section of Proposal 2), please include disclosure clarifying what that authority entails. Alternatively, please confirm supplementally that the Proxy Statement includes disclosure explaining such references.

	Response:	The Trust notes that the purpose of such references is to inform shareholders that the Trust will engage in the relevant activity to the extent permitted by the legal authority. The Trust does not believe that explanations of the scope of the authority are necessary for purposes of adequate disclosure. Additionally, in many cases a simple statement would not be sufficient to clarify what the authority entails. Rather, an adequate explanation of the authority may require references to various sources such as no-action guidance and exemptive relief. The Trust does not believe that such level of detail is necessary or appropriate. Accordingly, no changes have been made in response to this comment.

4.	Comment:	The “Information About the Proposed Amendment” section of Proposal 2 states that “[t]his type of notice provision for a termination and liquidation of an exchange traded fund is atypical.” Please include supporting information to clarify the basis for this statement.

	Response:	The Trust confirms that based on its review of current ETF provisions, requiring a 60 day notice prior to beginning the liquidation process is atypical for ETFs.

5.	Comment:	In the “Questions and Answers: How can I vote my shares?” section, which states that “[s]hareholders are encouraged to vote their shares through the Internet or by the telephone,” please include a sentence explaining that shareholders may also vote by mail.

	Response:	The requested change has been made.

6.	Comment:	In the “Voting by Proxy” section, please state whether shareholders may revoke their proxy by Internet or telephone.

	Response:	The Trust notes that there is no method by which shareholders may revoke their proxy by Internet or telephone. Accordingly, no changes have been made in response to this comment.

7.	Comment:	Please confirm supplementally that the Trust’s declaration of trust does not include a requirement that shareholders approve a liquidation.

	Response:	The Trust confirms that its declaration of trust does not include a requirement that shareholders approve a liquidation.

8.	Comment:	The “Are the Trustees and Officers of the Trust Paid for Their Services to the Trust?” section of Proposal 1 states that “Trustees may be compensated for attendance at Board and Committee meetings.” If there are instances in which Trustees will not be compensated for their attendance, please explain. Alternatively, please revise the disclosure to state that the Trustees “will” be compensated.

	Response:	The requested change has been made.

9.	Comment:	Please avoid the use of open-ended terms and phrases.

	Response:	The Trust has reviewed the document for the use of open-ended terms and phrases. After reviewing, the Trust believes that the disclosure is sufficiently detailed to provide adequate and useful information to shareholders. Accordingly, no changes have been made in response to this comment.

10.	Comment:	Footnote 1 of the Trustee Compensation table states that “Trustee compensation does not include reimbursed out-of-pocket expenses incurred in connection with their attendance at meetings.” Please clarify this statement.

	Response:	As discussed in the Proxy Statement, Trustees are reimbursed for out-of-pocket expenses incurred in connection with their attendance at meetings. However, the Trust does not believe that reimbursed out-of-pocket expenses are properly categorized as compensation. Accordingly, no changes have been made in response to this comment.

11.	Comment:	The “Information About the Proposed Amendment” section of Proposal 2 indicates that the proposed amendment will not alter the Trustees’ fiduciary obligation to “act with due care.” Please also disclose that the proposed amendment will not alter the Trustees’ duty of loyalty.

	Response:	The requested change has been made.

Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/Leah Schubert

Leah Schubert

cc:	John V. O’Hanlon
Mary Beth Rhoden